    WORLD MONITOR TRUST--
    SERIES C

    MONTHLY REPORT/
    DECEMBER 25, 1998

         WORLD MONITOR TRUST--SERIES C
--------------------------------------------------------------------------------
Dear Interest Holder:

Enclosed is the report for the period from November 28, 1998 to December 25, 1998 for World Monitor Trust--Series C (the 'Trust'). The net asset value of an interest as of December 25, 1998 was $102.12, an increase of 5.20% from the November 27, 1998 value of $97.07. The 1998 year-to-date return for the Trust, which commenced trading June 10, 1998, was an increase of 2.12% as of December 25, 1998. Additionally, the return for the period from September 26, 1998 through December 25, 1998 (the 'Fourth Quarter') was a decrease of 1.73%.

Fourth Quarter trading resulted in losses. Profitable sectors included the financial, energy, and soft markets. Offsetting the profitable areas were losses experienced in the currency, index, metal and grain sectors.

After the U.S. dollar's decline in October, the currency markets traded with little direction throughout the remainder of the Fourth Quarter, ending with large losses from positions in the Swiss franc, Australian dollar, and deutsche mark. Increased stock market volatility early in the Fourth Quarter caused the Trust to experience losses in the index sector. Specifically, positions in the S&P 500, CAC 40 (France), and DAX (Germany) indices added to losses.

In the metal sector, losses in silver and gold offset gains in aluminum and copper. Weak commodity markets caused the Trust to give back profits in the grain sector, in particular wheat, soybean, and soybean meal positions.

The Trust accumulated significant profits in short Japanese government bond positions late in the Fourth Quarter. In November, Japanese government bonds fell sharply on worries of oversupply as Japan prepared to finance its stimulus package by issuing additional debt. Declining commodity prices generated profits in cocoa and light crude in the soft and energy sectors, respectively. The Trust earned profits in the energy markets as Iraqi tensions increased sector volatility. Net gains were also posted in the soft sector.

The estimated net asset value per interest as of January 26, 1999 was $101.83. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          /s/ Thomas M. Lane, Jr.
          -----------------------
          Thomas M. Lane, Jr.
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
------------------------------------------------
For the period from November 28, 1998 to
  December 25, 1998
Revenues:
Realized gain on commodity
  transactions.......................   $252,677
Change in unrealized commodity
  positions..........................    297,795
Interest income......................     35,533
                                        --------
                                         586,005
                                        --------
Expenses:
Commissions..........................     61,727
Management fee.......................     15,906
                                        --------
                                          77,633
                                        --------
Net gain.............................   $508,372
                                        --------
                                        --------

STATEMENT OF CHANGES IN NET ASSET VALUE
--------------------------------------------------
For the period from November 28, 1998 to
  December 25, 1998
                                             Per
                                Total      Interest
                             -----------   -------
Net asset value at
  beginning
  of month (98,687.953
  interests)...............  $ 9,579,240   $ 97.07
Contributions..............      937,097
Net gain...................      508,372
Redemptions................       (8,685)
                             -----------
Net asset value at end of
  month (107,870.548
  interests)...............  $11,016,024    102.12
                             -----------
                             -----------
                                           -------
Change in net asset
  value per interest....................   $  5.05
                                           -------
                                           -------
Percentage change.......................      5.20%
                                           -------
                                           -------

------------------------------------------------------
I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series C is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                             by: /s/ Barbara J. Brooks
                                 --------------------
                                 Barbara J. Brooks
                                 Chief Financial Officer